Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of April 25, 2016 by and among Marvell Technology Group Ltd. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Starboard has a beneficial ownership interest in shares of common stock of the Company (the “Common Stock”) totaling, in the aggregate, 33,720,786 shares (the “Shares”), or approximately 6.5% of the Common Stock issued and outstanding on the date hereof (“Starboard’s Ownership”); and

WHEREAS, as of the date hereof, the Company and Starboard have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Appointments; Leadership Structure and Related Agreements.

(a)           Board Appointments.

(i)           The Company agrees that immediately following the execution of this Agreement and receipt of customary background checks by the Company (which shall be completed as soon as practicable), the Board and all applicable committees of the Board shall take all necessary actions (including by increasing the size of the Board) to appoint (i) Peter A. Feld (the “Starboard Appointee”) and (ii) Richard Hill and Oleg Khaykin (the “Independent Appointees” and together with the Starboard Appointee and the Additional Independent Appointee (as defined below), the “Appointed Directors”) as directors of the Company.  The Starboard Appointee and the Independent Appointees shall stand for election at the 2016 annual general meeting of stockholders of the Company (the “2016 Annual General Meeting”) together with the Company’s other nominees.

(ii)           In addition to the Starboard Appointee and the Independent Appointees, Starboard shall have the right, following execution of this Agreement, to recommend one additional independent director (the “Additional Independent Appointee”) to the Board.  The Additional Independent Appointee must (A) be reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), (B) be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of another company shall not (in and of itself) cause such person not to be deemed independent of Starboard), (C) qualify as “independent” pursuant to Nasdaq Stock Market listing standards and (D) have the relevant financial and business experience to be a director of the Company (clauses (C) and (D), the “Director Criteria”).  The Nominating and Corporate Governance Committee shall make its determination and recommendation regarding whether such person meets the foregoing criteria within five (5) business days after (1) such Additional Independent Appointee candidate has submitted to the Company the documentation required by Section 1(f)(v) and (2) representatives of the Board have conducted customary interview(s) of such Additional Independent Appointee candidate.  The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this section as promptly as practicable, but in any case, assuming reasonable availability of the applicable Additional Independent Appointee candidate, within ten (10) business days, after Starboard’s submission of such Additional Independent Appointee candidate.  In the event the Nominating and Corporate Governance Committee does not accept an Additional Independent Appointee candidate recommended by Starboard, Starboard shall have the right to recommend further Additional Independent Appointee candidate(s) whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above.  Upon the recommendation of an Additional Independent Appointee by the Nominating and Corporate Governance Committee, the Board shall vote on the appointment of such Additional Independent Appointee to the Board no later than five (5) calendar days after the Nominating and Corporate Governance Committee’s recommendation of such Additional Independent Appointee and shall take all necessary actions (including by increasing the size of the Board) to appoint such Additional Independent Appointee to the Board; provided, however, that if the Board does not elect such Additional Independent Appointee to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until an Additional Independent Appointee is elected to the Board.  Any Additional Independent Appointee designated pursuant to this Section 1(a)(ii) prior to the mailing of the Company’s definitive proxy statement for the 2016 Annual General Meeting shall stand for election at the 2016 Annual General Meeting together with the Company’s other nominees, including the Starboard Appointee and the Independent Appointees.

(iii)          Concurrently with the actions specified in Section 1(a)(i), the Board and all applicable committees of the Board shall take all necessary actions (including by increasing the size of the Board) to appoint Robert Switz as a director of the Company.  Mr. Switz shall stand for election at the 2016 Annual General Meeting together with the Company’s other nominees.

(iv)         The Board will recommend, and the Company will support and solicit proxies only for, the election of the Starboard Appointee, the Independent Appointees, the Additional Independent Appointee, if appointed as of such time, Mr. Switz, the new Chief Executive Officer, if appointed as of such time, and the four independent directors serving on the Board immediately prior to the execution of this Agreement (the “Current Independent Directors”) at the 2016 Annual General Meeting.

(v)           If any Appointed Director (or any Starboard Replacement Director (as defined below)) is unable or unwilling to serve as a director, resigns as a director (including as the result of a failure to receive a majority vote at the 2016 Annual General Meeting) or is removed as a director prior to the expiration of the Standstill Period, and at such time Starboard’s Ownership is at least the lesser of 3.0% of the Company’s then outstanding Common Stock and 15,334,931 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a substitute person(s) in accordance with this Section 1(a)(v) (any such replacement nominee shall be referred to as a “Starboard Replacement Director”).  Any Starboard Replacement Director must satisfy the Director Criteria and, in the case of a Starboard Replacement Director who is replacing an Independent Appointee, must be (A) reasonably acceptable to the Board (such acceptance not to be unreasonably withheld) and (B) independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of another company shall not (in and of itself) cause such person not to be deemed independent of Starboard).  Any Starboard Replacement Director who is replacing the Starboard Appointee and who is an employee of Starboard will be approved and appointed to the Board no later than five business days following the submission of all completed documentation required by Section 1(f)(v) so long as such Starboard Replacement Director qualifies as “independent” pursuant to Nasdaq Stock Market listing standards.  The Nominating and Corporate Governance Committee shall make its determination and recommendation regarding whether such Starboard Replacement Director (other than the Starboard Appointee, who is covered by the prior sentence) meets the foregoing criteria within five (5) business days after (1) such nominee has submitted to the Company the documentation required by Section 1(f)(v) and (2) representatives of the Board have conducted customary interview(s) of such nominee.  The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this section as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee.  In the event the Nominating and Corporate Governance Committee does not accept a person recommended by Starboard as the Starboard Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person in accordance with the procedures described above.  Upon the recommendation of a Starboard Replacement Director nominee by the Nominating and Corporate Governance Committee, the Board shall vote on the appointment of such Starboard Replacement Director to the Board no later than five (5) business days after the Nominating and Corporate Governance Committee recommendation of such Starboard Replacement Director; provided, however, that if the Board does not elect such Starboard Replacement Director to the Board pursuant to this Section 1(a)(v), the Parties shall continue to follow the procedures of this Section 1(a)(v) until a Starboard Replacement Director is elected to the Board.  Upon a Starboard Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Starboard Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal.  Until such time as any Starboard Replacement Director is appointed to any applicable committee, one of the other Appointed Directors (as designated by Starboard) will serve as an interim member of such applicable committee. Any Starboard Replacement Director designated pursuant to this Section 1(a)(v) replacing the Starboard Appointee or any Independent Appointee prior to the 2016 Annual General Meeting shall stand for election at the 2016 Annual General Meeting together with the Company’s other nominees.

(vi)          During the period commencing with the date hereof through the date immediately prior to the conclusion of the 2016 Annual General Meeting, the Board and all applicable committees of the Board shall take all necessary actions (including with respect to nominations for election at the 2016 Annual General Meeting) so that the size of the Board is no more than ten (10) directors; provided, however, the Board may be increased during this period solely to accommodate the Additional Independent Appointee and/or the new Chief Executive Officer, as applicable.  During the period commencing immediately upon the conclusion of the 2016 Annual General Meeting and through the expiration or termination of the Standstill Period (as defined below), the Board and all applicable committees of the Board shall take all necessary actions so that the size of the Board is the number of directors recommended by the Board in accordance with Section 1(a)(iv); provided, however, to the extent either of the Additional Independent Appointee or the new Chief Executive Officer has not been appointed as a director as of the conclusion of the 2016 Annual General Meeting, the Board may be increased during this period solely to accommodate the Additional Independent Appointee and/or the new Chief Executive Officer, as applicable.

(vii)        At any time after the first meeting of the Board following the execution of this agreement, but in any event no later than one (1) week following the execution of this Agreement, the Board shall take all necessary actions to elect a Chairman of the Board from among the directors, which Chairman must be reasonably acceptable to Starboard (such acceptance not to be unreasonably withheld, conditioned or delayed).  Such Chairman shall meet the following requirements:  (A) be deemed an independent director under the rules of the Nasdaq Stock Market; (b) live in the United States; and (c) be willing to accept the responsibilities of the position.  Should a new Chairman be appointed who is an Appointed Director and who is otherwise a chair of a Board committee, an Appointed Director shall be appointed by the Board promptly as a new chair of that committee.

(viii)        In the event that the Board appoints a permanent Chief Executive Officer, the Board will shall take all necessary actions (including by increasing the size of the Board) to appoint such person as a director of the Company.

(b)           Nominating and Corporate Governance Committee.

Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Feld and Mr. Khaykin to the Nominating and Corporate Governance Committee of the Board and to appoint Mr. Feld as its chairman.  During the Standstill Period, unless otherwise agreed by the Nominating and Corporate Governance Committee, the Nominating and Corporate Governance Committee shall be comprised of four directors, consisting of Mr. Feld, Mr. Khaykin, Randhir Thakur and Arturo Krueger.

(c)           Executive Compensation Committee.

Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Khaykin and Mr. Feld to the Executive Compensation Committee of the Board and to appoint Mr. Khaykin as its chairman.  During the Standstill Period, unless otherwise agreed by the Executive Compensation Committee, the Executive Compensation Committee shall be comprised of four directors, consisting of Mr. Khaykin, Mr. Feld, John Kassakian and Juergen Gromer.

(d)           Audit Committee.

Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Switz to the Audit Committee of the Board as its chairman.  The Board and all applicable committees of the Board shall take all necessary actions to appoint the Additional Independent Appointee to the Audit Committee upon his or her appointment to the Board.  During the Standstill Period and prior to the appointment of the Additional Independent Appointee, the Audit Committee shall be comprised of three directors, consisting of Dr. Gromer, Mr. Switz, and Dr. Kassakian.  During the Standstill Period and following the appointment of the Additional Independent Appointee, unless otherwise agreed by the Audit Committee, the Audit Committee shall be comprised of four directors, consisting of Dr. Gromer, Mr. Switz, Dr. Kassakian and the Additional Independent Appointee.

(e)           CEO Search.

As promptly as practicable following the date of this Agreement, the Nominating and Corporate Governance Committee shall initiate a process for selecting an interim or permanent chief executive officer of the Company (the “CEO Search Process”).  The CEO Search Process shall be overseen by the Nominating and Corporate Governance Committee.  In conducting the CEO Search Process, the Nominating and Corporate Governance Committee shall evaluate both internal and external candidates for the position of interim or permanent chief executive officer.  The Nominating and Corporate Governance Committee may engage an executive search firm to conduct the CEO Search Process, the fees and expenses of which shall be paid by the Company.

(f)           Additional Agreements.

(i)            Starboard agrees that it will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate.  As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)           Upon execution of this Agreement, Starboard hereby agrees that it will not, and that it will not permit any of its controlled Affiliates or Associates to, (A) nominate or recommend for nomination any person for election at the 2016 Annual General Meeting, directly or indirectly, (B) submit any proposal for consideration at, or bring any other business before, the 2016 Annual General Meeting, directly or indirectly, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2016 Annual General Meeting, directly or indirectly.  Starboard shall not publicly or privately encourage or support any other stockholder to take any of the actions described in this Section 1(f)(ii).

(iii)          Starboard agrees that it will appear in person or by proxy at the 2016 Annual General Meeting and vote all shares of Common Stock beneficially owned by Starboard at the 2016 Annual General Meeting (A) in favor of the Company’s nominees, (B) in favor of the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2017, and (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal and any other Company proposal or stockholder proposal presented at the 2016 Annual General Meeting; provided, however, that in the event Institutional Shareholder Services Inc. (ISS) or Glass Lewis & Co., LLC (Glass Lewis) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or stockholder proposal presented at the 2016 Annual General Meeting (other than proposals relating to the election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

(iv)         Promptly after the date of this Agreement, Starboard agrees to obtain from the Starboard Appointee, and deliver to the Company, an irrevocable resignation letter pursuant to which the Starboard Appointee shall resign from the Board and all applicable committees thereof if at any time Starboard’s Ownership of Common Stock decreases to less than the Minimum Ownership Threshold.  Starboard shall promptly (and in any event within five (5) business days) inform the Company in writing if at any time Starboard’s Ownership of Common Stock decreases to less than the Minimum Ownership Threshold.

(v)          Prior to the date of this Agreement, the Starboard Appointee and the Independent Appointees have submitted to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check) required by the Company in connection with the appointment or election of new Board members.  The Additional Independent Appointee and any Starboard Replacement Director will also promptly (but in any event prior to being placed on the Board in accordance with this Agreement) submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check) required by the Company in connection with the appointment or election of new Board members.

(vi)         Starboard agrees that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse the Starboard Appointee (or any Starboard Replacement Director of such Starboard Appointee who is an employee of Starboard) from any Board or committee meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to (A) the exercise of any of the Company’s rights or enforcement of any of the obligations under this Agreement, (B) any action taken in response to actions taken or proposed by Starboard or its Affiliates with respect to the Company, or (C) any proposed transaction between the Company and Starboard or its Affiliates.

(vii)           The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2016 Annual General Meeting, as applicable, that each of the Appointed Directors is deemed to be (i) a member of the Incumbent Board (as such term may be defined in the definition of “Change in Control” under certain Company incentive plans, options plans or employment agreements) and (ii) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” under certain Company incentive plans, options plans or employment agreements.

(g)           2016 Annual General Meeting.  The Company agrees to hold the 2016 Annual General Meeting as promptly as practicable, but in any event no later than ninety (90) days, following the completion of the audit for the fiscal year ended January 30, 2016 and filing the necessary periodic reports with the Securities and Exchange Commission (“SEC”) to bring the Company current with its SEC filing obligations.

(h)           2017 Annual General Meeting.  The Company agrees to use reasonable best efforts to hold the 2017 Annual General Meeting no later than July 15, 2017.

2.	Standstill Provisions.

(a)           Starboard agrees that, from the date of this Agreement until the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2017 annual general meeting of stockholders (the “2017 Annual General Meeting”) pursuant to the Bylaws or (y) the date that is one hundred (100) days prior to the first anniversary of the 2016 Annual General Meeting (the “Standstill Period”), neither it nor any of its Affiliates or Associates under its control will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner:

(i)           engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of stockholders), in each case, with respect to securities of the Company;

(ii)           form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the entities or persons identified on Exhibit A, but does not include any other entities or persons not identified on Exhibit A as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iii)          deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

(iv)         seek, or encourage any person or entity, to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2017 Annual General Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Company and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)           (A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Starboard and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party prior to such proposal becoming public or (E) call or seek to call a special meeting of stockholders;

(vi)         seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)        seek to advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1; or

(viii)        make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)           Except as expressly provided in Section 1 or Section 2(a), Starboard shall be entitled to (i) vote its shares on any other proposal duly brought before the 2016 Annual General Meeting or otherwise vote as Starboard determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any stockholder proposal or other matter to be voted on by the stockholders of the Company and the reasons therefor (in each case, subject to Section 1(f)(iii)).

(c)           Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the Appointed Directors of their fiduciary duties solely in his capacity as directors of the Company and in a manner consistent with their and Starboard’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (a) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (b) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Starboard as currently in effect, (d) the execution, delivery and performance of this Agreement by Starboard does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) as of the date of this Agreement, Starboard’s Ownership is 33,720,786shares of Common Stock and (f) as of the date hereof, other than as disclosed herein or in the Press Release defined in Section 5 below, Starboard does not currently have, and does not currently have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit B.  Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party.  During the Standstill Period, neither the Company nor Starboard nor the Appointed Directors shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company, including, but not limited to its Schedule 13D filings and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $250,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054
Attention: Tom Savage
Facsimile:
Email: tsavage@marvell.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105
Attention: Brian Lane Stewart McDowell
Facsimile: (415) 374-8461
Email: blane@gibsondunn.com smcdowell@gibsondunn.com

If to Starboard or any member thereof:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, NY 10017
Attention: Jeffrey C. Smith
Facsimile: (212) 845-7989
Email: jsmith@starboardvalue.com

with a copy (which shall not constitute notice) to

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky / Andrew Freedman
Facsimile: (212) 451-2222
Email: swolosky@olshanlaw.com afreedman@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).  Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors shall have breached this section, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives; provided, however, any statements regarding the Company’s operational or stock price performance or any strategy, plans, or proposals of the Company not supported by the Starboard Appointee (“Opposition Statements”) shall not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any obligations of confidentiality as a director that may otherwise apply); provided, further, that if any Opposition Statement is made by Starboard, the Company shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement.

13.	Confidentiality.

Mr. Feld, if he wishes to do so, may provide confidential information of the Company which Mr. Feld learns in his capacity as a director of the Company, including discussions or matters considered in meetings of the Board or Board committees (collectively, “Company Confidential Information”), to Starboard, its Affiliates and Associates and legal counsel (collectively, “Starboard Representatives”), in each case solely to the extent such Starboard Representatives need to know such information in connection with Starboard’s investment in the Company; provided, however, that Starboard (i) shall inform such Starboard Representatives of the confidential nature of any such Company Confidential Information and (ii) shall cause such Starboard Representatives to refrain from disclosing such Company Confidential Information to anyone (whether to any company in which Starboard has an investment or otherwise), by any means, or otherwise from using the information in any way other than in connection with Starboard’s investment in the Company.  The Starboard Appointee and Starboard shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any other person or entity.

14.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

15.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Starboard.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard.  This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.  This Agreement shall terminate at the end of the Standstill Period, except the provisions of Section 13 and 14, which shall survive such termination.

[The remainder of this page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

MARVELL TECHNOLOGY GROUP LTD.

By:	/s/ Arturo Kruger
	Name:	Arturo Kruger
	Title:	Lead Independent Director

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP, its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP, its manager

STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE LP
By: Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,  its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC, its general partner

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP, its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE R GP LLC

By:	/s/ Peter Feld
Name: Peter Feld
Title: Authorized Signatory

EXHIBIT A

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD T FUND LP
STARBOARD VALUE A LP
STARBOARD VALUE A GP LLC
STARBOARD LEADERS JULIET LLC
STARBOARD LEADERS FUND LP
STARBOARD LEADERS SELECT FUND LP
STARBOARD LEADERS SELECT II LP
STARBOARD LEADERS SELECT II GP LLC
STARBOARD VALUE R LP
STARBOARD VALUE R GP LLC
PETER A. FELD
MARK R. MITCHELL
JEFFREY C. SMITH

A-1

EXHIBIT B

PRESS RELEASE

For further information, contact:
John Spencer Ahn	Sue Kim
Investor Relations	Media Relations
408-222-7544	408-222-1942
johnahn@marvell.com	suekim@marvell.com

Marvell Technology Group Ltd. Announces Agreement with Starboard

Company Will Expand Board to Add Five New Independent Directors

Board Has Commenced Comprehensive Search for Chief Executive Officer

Santa Clara, Calif. (April 27, 2016) — Marvell Technology Group Ltd. (NASDAQ: MRVL), a global leader in integrated silicon solutions, today announced that it has entered into an agreement with Starboard Value LP, which has a beneficial ownership of approximately 6.5% of the Company’s outstanding common stock, regarding the composition of Marvell’s Board of Directors. Under the terms of the agreement, Marvell’s Board of Directors will elect Peter A. Feld, Richard S. Hill and Oleg Khaykin to the Board.  Starboard will designate an additional independent director to be added to the Marvell Board as soon as practical, subject to the reasonable approval of the Board.  Marvell will also elect Robert E. Switz to the Board.   Mr. Feld, Mr. Hill, Mr. Khaykin and the additional independent director named in accordance with the agreement will stand for election as nominees of Marvell at the Marvell 2016 annual meeting of shareholders, together with Mr. Switz and incumbent independent directors Juergen Gromer, John Kassakian, Arturo Krueger and Randhir Thakur.

Marvell’s Board of Directors has commenced a search to identify a Chief Executive Officer.  The search will be overseen by the Nominating and Corporate Governance Committee of the Board of Directors, which will be chaired by Mr. Feld, and of which Mr. Krueger, Dr. Thakur and Mr. Khaykin will be members.   The Company has retained a leading executive search firm to assist in identifying candidates.

The Board of Directors will elect a non-executive Chairman of the Board from among the independent members of the Board.   The Executive Compensation Committee will be chaired by Mr. Khaykin, and Dr. Gromer, Dr. Kassakian and Mr. Feld will be members.   The Audit Committee will be chaired by Mr. Switz, and Dr. Gromer and Dr. Kassakian will be members.

Arturo Krueger, Marvell’s lead independent director, said “We are pleased to have reached this agreement with Starboard and look forward to working constructively together as Marvell moves forward.   The Board of Directors and management are fully aligned in our continuing commitment to our customers and to excellence in our products and service, as well as to creating value for our shareholders.”

Mr. Feld, Managing Member of Starboard, said, “We are pleased to have reached a constructive agreement with Marvell.  Marvell is a world class technology company, and we believe there is a significant opportunity to regain and solidify Marvell’s position as a leader in storage, networking, connectivity, and multimedia solutions.  Bob, Rick and Oleg bring significant experience in the semiconductor industry, and I look forward to working constructively with my fellow Board members and the management team to create value for the benefit of all shareholders, customers and employees.”

As part of the agreement, Starboard has agreed to vote all of its shares in favor of the Marvell nominees at the 2016 annual general meeting of shareholders and has entered into other customary standstill and voting commitments.

The agreement between Marvell and Starboard will be filed with the Securities and Exchange Commission.

Peter A. Feld has been a Managing Member and the Head of Research of Starboard Value LP (an investment fund) since 2011.  Prior to joining Starboard, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. from November 2008 to April 2011.  He currently serves as a director of The Brink’s Company (a provider of security-related services) and Insperity, Inc. (a provider of human resources and business performance solutions) and during the past five years served as a director of Darden Restaurants, Inc., Tessera Technologies, Inc., Integrated Device Technology, Inc., Unwired Planet, Inc. and Sea Change International, Inc.

Richard S. Hill has served as a member of the Board of Directors of Tessera Technologies since August 2012 and as Chairman of the Board since March 2013.  Mr. Hill also served as Tessera’s Interim Chief Executive Officer from April 15, 2013 until May 29, 2013.  Mr. Hill previously served as the Chief Executive Officer and member of the board of directors of Novellus Systems Inc., until its acquisition by Lam Research Corporation in June 2012.  Before joining Novellus in 1993, Mr. Hill spent 12 years with Tektronix Corporation, a leading designer and manufacturer of test and measurement devices such as oscilloscopes and logic analyzers, most recently as the President of the Tektronix Development Company and Tektronix Components Corporation. Before joining Tektronix, Mr. Hill worked in a variety of engineering and management positions with General Electric, Motorola and Hughes Aircraft Company.  Presently, Mr. Hill is a member of the Boards of Directors of Autodesk, Inc., a multinational software corporation that makes software for the architecture, engineering, construction, manufacturing, media, and entertainment industries, Arrow Electronics, Inc., a global provider of products and services to industrial and commercial users of electronic components and enterprise computing, Cabot Microelectronics Corporation, the leading global supplier of chemical mechanical planarization (CMP) slurries and a growing CMP pad supplier to the semiconductor industry, and Planar Systems, Inc., a display and digital signage technology company.  Mr. Hill previously served on the Board of Directors of LSI Corporation.

Oleg Khaykin has served as the President and Chief Executive Officer and a member of the board of directors of Viavi Solutions, a leading provider of network and service enablement solutions, since February 2016.  Prior to joining Viavi, Mr. Khaykin was a Senior Advisor at Silver Lake Partners.  From March 2008 to January 2015 he was President and CEO and a member of the board of directors of International Rectifier, a leading maker of power semiconductors, which was acquired by Infineon Technology AG.  Before joining International Rectifier, Mr. Khaykin served most recently as the Chief Operating Officer of Amkor Technology, Inc., a leading provider of semiconductor assembly and test services, which he joined in 2003 as Executive Vice President of Strategy and Business Development. He previously held positions with Conexant Systems and its spinoff Mindspeed Technologies, Inc., as well as The Boston Consulting Group.  Mr. Khaykin serves as a director of Newport Corporation.   Mr. Khaykin was previously a member of the board of directors of Zarlink Semiconductor Inc.

Robert E. Switz has served as the Chairman of the Board of Micron Technology, Inc. since 2012.  He was the Chairman, President and Chief Executive Officer of ADC Telecommunications, Inc., ("ADC"), a supplier of network infrastructure products and services from August 2003 until December 2010, when Tyco Electronics Ltd. acquired ADC. Mr. Switz joined ADC in 1994 and throughout his career there held numerous leadership positions.  Mr. Switz serves on the Board of Directors of Gigamon Inc., and previously served as lead independent director of Broadcom Corporation until its merger with Avago Technologies Limited and as a director of GT Advanced Technologies.

Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties, including: its use of non-GAAP financial measures as important supplemental information. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “can,” “will” and similar expressions identify such forward-looking statements.  These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties, including, among others: Marvell’s ability to recruit new executive leadership in a timely manner and, if they are recruited, their performance, the timing of Marvell’s regaining of compliance with its SEC reporting obligations, any matters arising out of the review and audit of Marvell’s financial statements by Marvell’s new independent registered public accounting firm, the results of further review by the Audit Committee of certain matters that came to the Audit Committee’s attention during the course of its now-completed investigation, adverse impact of litigation or regulatory activities, and other risks detailed in Marvell’s SEC filings from time to time.  For other factors that could cause Marvell’s results to vary from expectations, please see the risk factors identified in the Marvell’s latest Annual Report on Form 10-K for the year ended January 31, 2015 and its latest Quarterly Report on Form 10-Q for the quarter ended May 2, 2015 as filed with the SEC, and other factors detailed from time to time in Marvell’s filings with the SEC. Marvell undertakes no obligation to revise or update publicly any forward-looking statements.

About Marvell
Marvell (NASDAQ: MRVL) is a global leader in providing complete silicon solutions and software enabling the "Smart Life and Smart Lifestyle." From storage to Internet of Things (IoT), cloud infrastructure, digital entertainment and in-home content delivery, Marvell's diverse product portfolio aligns complete platform designs with industry-leading performance, security, reliability and efficiency. At the core of the world's most powerful consumer, network and enterprise systems, Marvell empowers partners and their customers to always stand at the forefront of innovation, performance and mass appeal. By providing people around the world with mobility and ease of access to services adding value to their social, private and work lives, Marvell is committed to enhancing the human experience.

As used in this release, the term "Marvell" refers to Marvell Technology Group Ltd. and its subsidiaries. For more information, please visit www.Marvell.com.

Marvell, the M logo, ARMADA, and Avastar are registered trademarks of Marvell and/or its affiliates. Other names and brands may be claimed as the property of others.